[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

July 16, 2009


William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         Jackson National Separate Account - I on Form N-4
         File Nos. 811-08664 and 333-70472

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on June 29, 2009 (Accession No.
0000927730-09-000106) as a template (the Template Filing) for other Jackson offerings and offerings under our New York subsidiary life insurance company having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:

o Availability of two new For Life Guaranteed Minimum Withdrawal Benefits named "LifeGuard Freedom 6 GMWB" and "LifeGuard Freedom 6 GMWB with Joint Option", respectively. (These optional benefits are replacing our existing "LifeGuard Freedom GMWB" and "LifeGuard Freedom GMWB With Joint Option" optional benefits. We are also no longer offering conversions to these latter two benefits.) The two new GMWBs, subject to specific conditions, guarantee the withdrawal of a minimum annual amount for the duration of the life of the contract owner and the contract owner's spouse, respectively, regardless of the performance of the underlying investment options.

              333-118368                         811-08664
              333-119656                         811-08664
              333-132128                         811-08664
              333-155675                         811-08664
              333-70697                          811-09119
              333-70472 (Fifth Third)            811-08664
              033-82080 (2 offerings)            811-08664
              333-73850                          811-08664
              333-41153                          811-08521
              333-70384                          811-08401
              333-118370                         811-08401
              333-119659                         811-08401
              333-37175                          811-08401
              333-48822                          811-08401
              333-81266                          811-08401
              333-86933                          811-09577

o Availability of a new GMDB, "LifeGuard Freedom 6 DB", that is only available in conjunction with the purchase of an existing guaranteed minimum withdrawal benefit, "LifeGuard Freedom 6 GMWB". (LifeGuard Freedom 6 DB is replacing our existing LifeGuard Freedom DB. We are also no longer offering conversions to LifeGuard Freedom DB.) LifeGuard Freedom 6 DB is an optional minimum death benefit designed to maintain value, subject to specific conditions, when withdrawals are taken from the contract and regardless of the performance of the underlying investment options.

              333-118368                         811-08664
              333-119656                         811-08664
              333-132128                         811-08664
              333-155675                         811-08664
              333-70697                          811-09119
              333-70472 (Fifth Third)            811-08664
              333-70384                          811-08401
              333-118370                         811-08401
              333-119659                         811-08401

o Revision of our existing "LifeGuard Select" and "LifeGuard Select With Joint Option" For Life Guaranteed Minimum Withdrawal Benefits, which include increasing the charge for both benefits, adding the potential for an additional increase in charge when there is a step-up on or after the fifth Contract Anniversary, and adding the potential of a "400% Guaranteed Withdrawal Balance Adjustment."

              333-118368                         811-08664
              333-119656                         811-08664
              333-132128                         811-08664
              333-155675                         811-08664
              333-70697                          811-09119
              333-70472 (Fifth Third)            811-08664
              033-82080 (2 offerings)            811-08664
              333-73850                          811-08664
              333-41153                          811-08521

o Revision of the conditions under which the Contract's Administration Charge will be waived. We are changing the basis of the waiver from initial premium to contract value.

              333-119656                         811-08664
              333-132128                         811-08664
              333-70384                          811-08401
              333-119659                         811-08401

o Maximum issue age for the "Five-Year Withdrawal Charge Period" optional benefit lowered to age 85.

              333-70384                          811-08664

There are also sub-account changes and other non-material changes.

We filed the Template Filing on June 29, 2009, under rule 485(a)(1). The proposed effective date of the Template Filing is August 28, 2009, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jackson.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.